UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2015

BAND REP MANAGEMENT, INC.

(Exact name of registrant as specified in its charter)

Nevada
001-36123
45-5243254
(State of Incorporation)
(Commission File Number)
(IRS Employer Identification No.)

8th Floor, Tower 5, China Hong Kong City,
33 Canton Road, Tsim Sha Tsui, Hong Kong
(Address of principal executive offices)

(775) 321-8207
(Registrant's telephone number)

Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 18, 2015, Band Rep Management, Inc., a Nevada corporation (the "Company") filed a certificate of amendment (the "Amendment") to its Certificate of Incorporation with the Secretary of State of the State of Nevada in order to change its name to "Sky Century Investment Inc." in order to better reflect the direction and business of the Company. A copy of the Amendment is attached to this Current Report as Exhibit 1.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

Exhibit 1.1 Certificate of Amendment to Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SKY CENTURY INVESTMENT, INC.

Dated: January 13, 2016
By:
/s/ Xiaoying Lei

Name: Xiaoying Lei

Title: President, Secretary, Treasurer